FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS FIRST QUARTER 2025 FINANCIAL RESULTS

SOLID FIRST QUARTER ORGANIC GROWTH AND CASH FLOW GENERATION

FIRST QUARTER IN LINE WITH EXPECTATIONS, FULL YEAR 2025 OUTLOOK REITERATED

London, United Kingdom, May 20, 2025. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today reported financial results for the first quarter ended March 31, 2025.

CONSOLIDATED HIGHLIGHTS – FIRST QUARTER 2025

The table below sets forth the select financial results for the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
	2025	2024	Change
	$’million	$’million	%

Revenue	439.6	417.7	5.2
Adjusted EBITDA(1)	252.6	185.2	36.4
Income/(loss) for the period	30.7	(1,557.3)	102.0
Cash from operations	216.3	93.0	132.3
ALFCF(1)	149.9	43.1	247.7

(1)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS financial measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.

Financial Highlights

●	Revenue of $439.6 million increased 5.2% year-on-year, with organic growth of 25.6% more than offsetting the impact of the 13.8% depreciation of the Nigerian Naira (“NGN” or “Naira”) versus the U.S. dollar (“USD”) and the disposal of the company’s Kuwait operations in December 2024
●	Organic growth of 25.6% was driven by 7.9% Constant Currency(1) growth as a result of increased revenue from Colocation, Lease Amendments, New Sites and escalators, with the remainder a result of foreign exchange (“FX”) resets and power indexation
●	Adjusted EBITDA of $252.6 million (up 36.4% year-on-year) resulted in an Adjusted EBITDA Margin of 57.5%, an increase of 1,320 basis points year-on-year, driven by continued financial discipline, and with the first quarter of 2024 negatively impacted by NGN devaluation in that period. Income for the current period was $30.7 million
●	Adjusted Levered Free Cash Flow (“ALFCF”) of $149.9 million, with 247.7% growth driven by improved profitability and a re-phasing of interest payments between quarters following the November bond refinancing. Cash from operations was $216.3 million
●	Capital expenditure (“Total Capex”) of $43.6 million, down 17.8% year-on-year, reflecting actions taken to improve cash flow generation
●	Consolidated net leverage ratio(2) of 3.4x, down 0.3x from the fourth quarter of 2024, within the target of 3.0x-4.0x
●	First quarter 2025 financial results in line with expectations; full year 2025 outlook reiterated

Strategic and Operational Highlights

●	Announced, in May 2025, an agreement to dispose 100% of IHS Rwanda to Paradigm Tower Ventures at an enterprise value(3) of $274.5 million as part of the strategic initiatives targeted at shareholder value creation options
●	Renewed MLA with Airtel Zambia covering approximately 1,100 tenancies until August 2035
●	Continued reduction in volatility of the NGN with 0.5% appreciation versus the USD during the quarter. USD availability remains in line with business requirements
●	Continued year-on-year organic growth in Towers (39,212) and Tenants (59,606) reaching a Colocation Rate of 1.52x at the end of the first quarter. Lease Amendments increased during the period to 39,705

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “This has been a strong start to 2025, with solid growth across our key metrics of revenue, Adjusted EBITDA and ALFCF, and a reduction in Total Capex, all in line with our expectations, and we are pleased to reiterate our full year 2025 outlook as a result. Our strong performance is a continuation of the trends we have seen in recent quarters as we benefit from the commercial and financial progress that was made during 2024 and into 2025. Our focus on financial discipline and capital allocation is delivering sustained improvements in our profitability and cash flow generation, and this, supplemented by select asset disposals, has resulted in a further reduction in our consolidated net leverage ratio to 3.4x, down from 3.7x at the end of 2024. The agreement to sell our Rwanda operations, announced today, for an enterprise value of $274.5 million, forms part of our strategic initiatives targeted at shareholder value-creation options and highlights the value contained within our wider portfolio.

Looking ahead, we remain excited by the strong growth opportunities across our footprint, underpinned by continued 5G deployment across our markets. Our confidence in the outlook is further supported by the improving backdrop within Nigeria, our largest market with over 16,000 towers, with positive momentum driven by greater stability in the Naira and recent carrier tariff rate increases for our customers. Following this strong start to the year, we will continue to implement our strategy to further improve profitability and cash flow generation while strengthening our balance sheet, with the goal of maximizing returns for all our stakeholders.”

(1)	“Constant Currency” combines the impact from CPI escalation, New Sites, new Colocation, new Lease Amendments, fiber and other revenues, as captured in organic revenue. Refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for the definition of organic revenue and additional information.
(2)	Consolidated net leverage ratio is a non-IFRS financial measure. See “Use of Non-IFRS financial measures” for additional information, definition and a reconciliation to the most comparable IFRS measure.
(3)	Enterprise value is defined as anticipated consideration to be received on a borrowings and cash free basis. Refer to the Activities after the reporting period ended March 31, 2025 section for further information.

Full Year 2025 Outlook Guidance

The following full year 2025 guidance is based on a number of assumptions that management believes to be reasonable and reflects the Company’s expectations as of May 20, 2025. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the cautionary language regarding “forward-looking” statements included in this press release when considering this information.

The Company’s outlook is based on the following:

●	Organic revenue Y/Y growth of approximately 12% (at the mid-point)
●	Average foreign currency exchange rates to 1.00 U.S. dollar for January 1, 2025, through December 31, 2025, for key currencies: (a) 1,640 Nigerian Naira; (b) 5.90 Brazilian Real (c) 0.96 Euros (d) 18.50 South African Rand
●	Full year contribution from Rwanda. No contribution from Kuwait and Peru operations sold during 2024
●	Revenue withholding tax in Nigeria reduced from 10% to 2% effective January 1, 2025
●	Approximately 500 Build-to-suit sites, of which approximately 400 sites in Brazil
●	Consolidated net leverage ratio(1) target of 3.0x-4.0x

Metric	Current Range
Revenue	$1,680M-1,710M
Adjusted EBITDA (1)	$960M-980M
Adjusted Levered Free Cash Flow (1)	$350M-370M
Total Capex	$260M-290M

(1)	Adjusted EBITDA, ALFCF and consolidated net leverage are non-IFRS financial measures. See “Use of Non-IFRS financial measures” for additional information and a reconciliation to the most comparable IFRS measures. We are unable to provide a reconciliation of Adjusted EBITDA (and similarly for consolidated net leverage ratio which is calculated based on Adjusted EBITDA) and ALFCF to (loss)/income and cash from operations, respectively, presented above on a forward-looking basis without an unreasonable effort, due to the uncertainty regarding, and the potential variability, of these costs and expenses that may be incurred in the future, including, in the case of Adjusted EBITDA, share-based payment expense, finance costs, insurance claims and gain on disposal of subsidiary, and in the case of ALFCF, cash from operations, net movement in working capital and maintenance capital expenditures, each of which adjustments may have a significant impact on these non-IFRS measures.

RESULTS OF OPERATIONS

Impact of Naira devaluation

In November 2024, the Central Bank of Nigeria directed authorized dealers to use a new trading platform - Bloomberg BMatch as the Electronic Foreign Exchange Matching System (“EFEMS”) for foreign exchange related activities. It is expected that the platform will enhance the integrity and operational efficiency of the foreign exchange market by providing greater price discovery. During the period to March 31, 2025, the Naira exchange rate to the U.S. dollar was relatively stable compared to 2023 and 2024 as shown below:

	Closing Rate	Closing Rate Movement (1)	3- Month Average Rate	Average Rate Movement (1)
	₦:$	$:₦	₦:$	$:₦
March 31, 2023	461.0	—	461.4	—
June 30, 2023	752.7	(38.8)%	508.0	(9.2)%
September 30, 2023	775.6	(2.9)%	767.7	(33.8)%
December 31, 2023	911.7	(14.9)%	815.0	(5.8)%
March 31, 2024	1,393.5	(34.6)%	1,315.9	(38.1)%
June 30, 2024	1,514.3	(8.0)%	1,391.8	(5.4)%
September 30, 2024	1,669.1	(9.3)%	1,601.0	(13.1)%
December 31, 2024	1,546.0	8.0%	1,628.5	(1.7)%
March 31, 2025	1,538.1	0.5%	1,526.7	6.7%
(1)	Movements presented for each period are between that period’s rate and the preceding period rate and are calculated as percentage of the period’s rate.

Due to the Naira devaluation, Revenue and segment Adjusted EBITDA in the first quarter of 2025 were negatively impacted by $60.9 million and $40.6 million, respectively, compared to the same period in 2024. In the first quarter of 2025, the foreign exchange resets in some of our contracts partially offset these impacts. The appreciation of the Naira in the first quarter of 2025 resulted in unrealized foreign exchange gains of $11.9 million on U.S. dollar denominated intercompany loans advanced to our Nigerian operations. The unrealized gains and losses are recorded in finance costs, although Group net assets are not impacted since equal and opposite gains and losses are recorded in equity on the retranslation of the Nigerian operations’ assets and liabilities (which include these loans).

Results for the three months ended March 31, 2025 versus 2024

Revenue

Revenue for the three month period ended March 31, 2025 (“first quarter”) of $439.6 million increased 5.2% year-on-year, driven primarily by organic revenue(1) which increased by $107.2 million (25.6%) as a result of foreign exchange resets, power indexation, escalations, and continued growth in revenues from Tenants, Lease Amendments and New Sites. This growth was partially offset by the initial impact of the financial terms in the renewed and extended contracts with MTN Nigeria signed during the third quarter of 2024, including the initial Churn as part of the approximately 1,050 sites MTN Nigeria will vacate from January 1, 2025 onwards. Inorganic revenue(1) decreased by $11.2 million, primarily due to the disposal of operations in Kuwait in December 2024. The increase in organic revenue was partially offset by the non-core(1) impact of adverse movements in foreign exchange rates used to translate the results of foreign operations of $74.1 million, or 17.7%, of which $60.9 million was due to the devaluation of the Naira.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

For the first quarter, there was a year-on-year net decrease in Towers of 1,066 (or a year-on-year net increase of 676 Towers when excluding the impact of the Kuwait and Peru disposals), resulting in total Towers of 39,212 at the end of the period. The decrease primarily resulted from the divestiture of 1,678 Towers in Kuwait and 64 Towers in Peru. The addition of 800 New Sites year-on-year, was partially offset by 111 Churned and 13 decommissioned. Tenants declined 391 year-on-year (including the net divestiture of 1,700 and 66 from Kuwait and Peru, respectively, and a reduction of 529 Tenants in the third quarter of 2024, occupied by our smallest Key Customer on which we were not recognizing revenue), resulting in total Tenants of 59,606 and a Colocation Rate of 1.52x at the end of the first quarter. Excluding the impact of the Kuwait and Peru disposals, we added 1,375 net new tenants year-on-year. Year-on-year, we added 2,579 Lease Amendments, driven primarily by 5G and fiber upgrades resulting in total Lease Amendments of 39,705 at the end of the first quarter.

(1)	Refer to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of organic revenue, inorganic revenue and non-core and additional information.

Adjusted EBITDA

Adjusted EBITDA for the first quarter was $252.6 million, resulting in an Adjusted EBITDA Margin of 57.5%. Adjusted EBITDA increased 36.4% year-on-year in the first quarter reflecting the increase in revenue described above, in combination with a $41.6 million decrease in cost of sales included within Adjusted EBITDA. The reduction in cost of sales was primarily driven by a reduction in net FX losses on cost of sales of $32.1 million within other cost of sales, a decrease in power generation costs ($3.2 million), tower repairs and maintenance costs ($2.6 million), security services costs ($2.1 million), and staff costs ($0.6 million). The $3.9 million reduction in administrative expenses included within Adjusted EBITDA was driven by a devaluation of the Naira against the U.S. dollar, supported by cost saving initiatives implemented during the period.

Income for the period

Income for the period in the first quarter of 2025 was $30.7 million, compared to a loss of $1,557.3 million for the first quarter of 2024. This was primarily driven by a $1,458.4 million decrease in net finance costs. The decrease in net finance costs resulted from the impact of changes in the Naira exchange rate in the respective quarters on USD denominated intercompany loans advanced to our Nigerian operations. In the first quarter of 2024, the Naira devaluation led to a foreign exchange loss, whereas in the current quarter, the Naira appreciated resulting in a gain. Administrative expenses also decreased by $103.6 million, due to the recognition of an $87.9 million impairment in the IHS Latam tower businesses group as of March 31, 2024. These are coupled with the increase in revenue and decrease in costs of sales as discussed above.

Cash from operations

Cash from operations for the first quarter of 2025 was $216.3 million, compared to $93.0 million for the first quarter of 2024. The increase reflected a decreased outflow in working capital of $63.0 million (inclusive of a withholding tax receivable decrease of $8.3 million) and an increase in operating income before working capital changes of $60.3 million.

ALFCF

ALFCF for the first quarter of 2025 was $149.9 million, compared to $43.1 million for the first quarter of 2024. The increase in ALFCF was primarily due to an increase in operating income before working capital movements of $60.3 million described above, a $28.0 million reduction in net interest paid (driven by a re-phasing of interest payments between quarters as a result of the November 2024 bond refinancing), a $9.9 million reduction in lease and rent payments and an $8.3 million decrease in withholding tax. These were partially offset by an increase in maintenance capex of $3.4 million and income taxes paid of $2.9 million.

SEGMENT RESULTS

Revenue and Adjusted EBITDA by segment

Set out below are Revenue and segment Adjusted EBITDA for each of our reportable segments, for the three month periods ended March 31, 2025 and 2024:

	Revenue			Adjusted EBITDA
	Three months ended March 31,			Three months ended March 31,
	2025	2024	Change	2025	2024	Change
	$’million	$’million	%	$’million	$’million	%

Nigeria	271.4	227.7	19.1	179.2	102.9	74.1
SSA	120.7	131.3	(8.1)	71.7	69.7	2.9
Latam	47.5	47.8	(0.5)	35.6	33.8	5.3
MENA	—	10.9	(100.0)	—	6.1	(100.0)
Unallocated corporate expenses(1)	—	—	—	(33.9)	(27.3)	(23.9)
Total	439.6	417.7	5.2	252.6	185.2	36.4
(1)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, finance, HR, IT, legal, tax and treasury services.

Nigeria

First quarter revenue increased 19.1% year-on-year to $271.4 million, primarily driven by organic growth which more than offset the impact from the devaluation of the NGN versus the U.S. dollar. Organic revenue increased by $104.5 million (45.9%) year-on-year driven primarily by foreign exchange resets, diesel prices and escalations, as well as continued growth in revenue from Colocation and Lease Amendments. This growth was partially offset by the initial impact of the financial terms in the renewed and extended contracts with MTN Nigeria signed during the third quarter of 2024, including the initial Churn as part of the approximately 1,050 sites MTN Nigeria will vacate from January 1, 2025 onwards. The increase in organic growth was partly offset by the impact of negative movements in foreign exchange rates used to translate the results of foreign operations, with an average Naira rate of ₦1,527 to $1.00 in the first quarter of 2025 compared to the average rate of ₦1,316 to $1.00 in the first quarter of 2024. This led to a non-core decline of $60.9 million, or 26.7% year-on-year.

Tenants decreased by 420 year-on-year, with growth of 594 from Colocation and 87 from New Sites, more than offset by 1,101 Churned (which includes, for the third quarter of 2024, 529 Tenants occupied by our smallest Key Customer on which we were not recognizing revenue), while Lease Amendments increased by 477 primarily due to 3G and fiber upgrades.

Segment Adjusted EBITDA for the first quarter increased 74.1% year-on-year to $179.2 million, resulting in an Adjusted EBITDA Margin of 66.0%. The year-on-year increase in segment Adjusted EBITDA for the first quarter primarily reflects the increase in revenue described above, in combination with a reduction in cost of sales and administrative expenses included within segment Adjusted EBITDA, primarily due to the devaluation of the Naira which is used to translate the results of our Nigeria operations. During the first quarter the decrease in costs of sales was primarily driven by a $31.6 million reduction in net FX losses. There was a year-on-year increase in the cost of diesel and electricity ($3.8 million) and a reduction in staff costs ($1.8 million) and tower repairs and maintenance costs ($0.2 million).

SSA

First quarter revenue declined 8.1% year-on-year at $120.7 million, primarily driven by movements in organic revenue, which decreased by $6.0 million, or 4.6%, due to factors including lower power pass-through revenues of $6.3 million being recognized after the changes in our agreements with MTN South Africa relating to the provision of power Managed Services. These changes to power pass-through impact revenue but have no impact on segment Adjusted EBITDA. Other factors impacting organic revenue include growth in new Tenants, Colocations and Lease Amendments, together with escalations and foreign exchange resets. The overall decrease in revenue was also impacted by the reduction in non-core revenues as a result of negative movements in foreign exchange rates of $4.6 million, or 3.5%.

Tenants increased by 868 year-on-year, including 916 from Colocation and 98 from New Sites, partially offset by 146 from Churn, while Lease Amendments increased by 1,688.

Segment Adjusted EBITDA for the first quarter grew 2.9% year-on-year to $71.7 million, resulting in an Adjusted EBITDA Margin of 59.4%. The year-on-year increase in segment Adjusted EBITDA for the first quarter primarily reflected an $11.3 million decrease in costs included within Adjusted EBITDA, which more than offset the reduction in revenue. The reduction in costs was driven by reduced power generation costs ($6.5 million), security services costs ($2.7 million) and tower repairs and maintenance costs ($2.2 million), largely as a result of the changes in our agreements with MTN South Africa described above.

Latam

First quarter revenue decreased 0.5% year-on-year to $47.5 million and was primarily driven by the non-core impact of adverse movements in foreign exchange rates of $8.6 million, or 18.1%. Organic revenue increased 18.1% in the quarter, or $8.7 million, driven by a one-off increase in revenues from our customer Oi S.A. (“Oi Brazil”) of $3.6 million after their judicial recovery proceedings, and continued growth in Tenants, Lease Amendments and New Sites.

Tenants increased by 855 year-on-year, including 610 from New Sites and 350 from Colocation, partially offset by 39 Churned and net divestiture of 66 due to the disposal of Peru, while Lease Amendments increased by 414.

First quarter segment Adjusted EBITDA increased 5.3% to $35.6 million for a segment Adjusted EBITDA Margin of 75.0%, and primarily reflected a $2.0 million reduction in costs, which more than offset the decrease in revenue described above. The reduction in costs was driven by a decrease in staff costs ($2.7 million) and site rental costs ($0.5 million), more than offsetting an increase in tower repairs and maintenance costs ($0.5 million) and security services costs ($0.4 million).

MENA

On December 19, 2024, the Company completed the disposal of its 70% interest in IHS Kuwait Limited, resulting in a year-on-year reduction to revenue and segment Adjusted EBITDA of $10.9 million and $6.1 million, respectively, in the first quarter of 2025 when compared to the first quarter of 2024. The revenue from the first quarter of 2024 is captured within inorganic revenue.

As of the end of the first quarter of 2024, the MENA segment had 1,672 Towers and 1,694 Tenants. Following completion of the Kuwait Disposal in December 2024, these Towers and Tenants were deconsolidated in December 2024.

Refer to note 31.2 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for further information on the disposal of the Kuwait business.

CAPITAL EXPENDITURE

Set out below is the capital expenditure for the three month periods ended March 31, 2025 and 2024 for each of our reporting segments:

	Three months ended March 31,
	2025	2024	Growth
	$’million	$’million	%

Nigeria	11.2	11.9	(5.5)
SSA	8.2	6.4	28.0
Latam	23.8	34.5	(30.9)
MENA	—	0.1	(100.0)
Other	0.4	0.2	81.6
Total Capex	43.6	53.1	(17.8)

During the first quarter of 2025, Total Capex was $43.6 million, compared to $53.1 million for the first quarter of 2024. The decrease is primarily driven by lower capital expenditure in our Latam segment reflecting the actions we are taking to improve cash generation and to narrow our focus on capital allocation.

Nigeria

The 5.5% year-on-year decrease for the first quarter was primarily driven by decreases related to fiber ($4.2 million), augmentation ($3.4 million) and New Sites ($0.6 million), partially offset by increases in other capital expenditure ($4.6 million) and maintenance ($2.9 million).

SSA

The 28.0% year-on-year increase for the first quarter was primarily driven by increases in augmentation ($2.6 million) and maintenance ($1.6 million), partially offset by a decrease related to New Sites ($1.4 million) and other capital expenditure ($1.0 million).

Latam

The 30.9% year-on-year decrease for the first quarter was primarily driven by decreases related to New Sites ($4.8 million), fiber business ($4.4 million), maintenance ($0.9 million) and other capital expenditure ($0.7 million).

FINANCING ACTIVITIES FOR PERIOD JANUARY 01, 2025 TO MARCH 31, 2025

There were no significant financing activities during the first quarter of 2025.

ACTIVITIES AFTER THE REPORTING PERIOD ENDED MARCH 31, 2025

Sale of IHS Rwanda Limited

On May 20, 2025, the Group announced it has agreed to sell 100% of IHS Rwanda Limited (“IHS Rwanda”), a wholly owned subsidiary, to Paradigm Rwanda Holdings Limited, a subsidiary of Paradigm Tower Ventures, for total consideration of up to $274.5 million, which includes deferred consideration of $70.0 million and $24.5 million payable up to two and three years, respectively, from the date of closing and an earn out of up to $5.0 million dependent on the future performance of IHS Rwanda. The transaction is subject to customary closing conditions, including government and regulatory approvals, and is expected to close in the second half of 2025.

Nigeria (2023) Term Loan

In April 2025, INT Towers Limited fully prepaid the outstanding balance of NGN 132 billion (approximately $85.8 million) on its term loan originally maturing in January 2028. The prepayment was made using excess cash within the Nigeria segment in order to pay off a term loan which was bearing significantly higher interest rates than the Group average, in line with the Company's strategic priorities.

Conference Call

IHS Towers will host a conference call on May 20, 2025, at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 233 4753 (U.S./Canada) or +44 20 3936 2999 (UK/International). The call ID is 013682.

A simultaneous webcast and replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

Upcoming Conferences and Events

IHS Towers management is expected to participate in the upcoming conference outlined below, dates noted are subject to change. Visit www.ihstowers.com/investors/investor-presentations-events for additional conferences information.

●	Barclays Emerging Market Corporate Days 2025: A Sustainable Future (Virtual) – June 24 and 25, 2025

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The Company has over 39,000 towers across its eight markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Nigeria, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com.

For more information about the Company and our financial and operating results, please also refer to the 1Q25 Supplemental Information deck posted to our Investors Relations website at www.ihstowers.com/investors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates,” “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, future organic growth, anticipated results for the fiscal year 2025 (including our ability to enhance profitability and cash flow generation) industry and business trends, business strategy and plans, shareholder value creation (including our ongoing strategic review and related productivity enhancements and cost reductions, as well as our ability to refinance or meet our debt obligations), our market growth, position and our objectives for future operations, including our ability to maintain relationships with customers, the potential benefit of the terms of our contract renewals the impact (illustrative or otherwise) of the renewed agreements with MTN Nigeria (including certain rebased fee components) on our financial results, the impact of currency and exchange rate fluctuations (including the fluctuations of the Naira) and other economic and geopolitical factors on our future results and operations, the outcome and potential benefit of our ongoing strategic review, including our ability to make commercial progress, increase Adjusted EBITDA and cash flow generation and reduce debt, our objectives for future operations, our participation in upcoming presentations and events, and the timing of any of the foregoing.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate and the wider global economy, including any impact of potential tariffs by foreign governments;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or to access U.S. dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars and acts of terrorism including, but not limited to, or as a result of, political instability, religious differences, ethnicity and regionalism in emerging and less developed markets;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green);
●	our inability to successfully execute our business strategy and operating plans, and manage our growth;

●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including fluctuating costs for diesel or ground leases;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of tenancies or customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	disruptions in our supply of diesel or other materials, as well as related price fluctuations;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;

●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Particularly in the ESG context, materiality is subject to various definitions that often differ from, and are generally more expansive than, the definition under US federal securities laws. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additionally, references to any website or other documents contained in this press release are provided for convenience only, and their content is not incorporated by reference into this press release.

CONDENSED CONSOLIDATED STATEMENT OF INCOME/(LOSS) AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2025, AND 2024

	Three months ended March 31,
	2025	2024
	$’million	$’million

Revenue	439.6	417.7
Cost of sales	(213.7)	(254.3)
Administrative expenses	(63.1)	(166.7)
Net loss allowance on trade receivables	(0.4)	(4.6)
Other income	0.6	0.8
Operating income/(loss)	163.0	(7.1)
Finance income	20.5	10.8
Finance costs	(114.3)	(1,563.0)
Income/(loss) before income tax	69.2	(1,559.3)
Income tax (expense)/benefit	(38.5)	2.0
Income/(loss) for the period	30.7	(1,557.3)

Attributable to:
Owners of the Company	33.1	(1,553.4)
Non‑controlling interests	(2.4)	(3.9)
Income/(loss) for the period	30.7	(1,557.3)

Income/(loss) per share ($) - basic	0.10	(4.67)
Income/(loss) per share ($) - diluted	0.10	(4.67)

Other comprehensive income:
Items that may be reclassified to income or loss
Exchange differences on translation of foreign operations	75.2	1,043.5
Other comprehensive income for the period, net of taxes	75.2	1,043.5

Total comprehensive income/(loss) for the period	105.9	(513.8)

Attributable to:
Owners of the Company	96.8	(503.2)
Non‑controlling interests	9.1	(10.6)
Total comprehensive income/(loss) for the period	105.9	(513.8)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT MARCH 31, 2025, AND DECEMBER 31, 2024

	March 31,	December 31,
	2025	2024
	$’million	$’million
Non‑current assets
Property, plant and equipment	1,450.1	1,352.7
Right-of-use assets	650.4	699.1
Goodwill	417.8	403.2
Other intangible assets	696.7	674.0
Deferred income tax assets	76.1	73.3
Derivative financial instrument assets	32.4	29.4
Trade and other receivables	131.4	121.0
	3,454.9	3,352.7
Current assets
Inventories	44.3	30.6
Income tax receivable	2.5	2.3
Trade and other receivables	285.4	313.4
Cash and cash equivalents	629.0	578.0
	961.2	924.3

TOTAL ASSETS	4,416.1	4,277.0

Non‑current liabilities
Trade and other payables	6.0	5.2
Borrowings	3,167.5	3,219.2
Lease liabilities	490.8	470.5
Provisions for other liabilities and charges	82.7	83.8
Deferred income tax liabilities	98.0	100.5
	3,845.0	3,879.2
Current liabilities
Trade and other payables	398.3	422.5
Provisions for other liabilities and charges	0.2	0.2
Derivative financial instrument liabilities	10.2	10.2
Income tax payable	47.7	49.9
Borrowings	215.1	128.7
Lease liabilities	84.0	82.1
	755.5	693.6

TOTAL LIABILITIES	4,600.5	4,572.8

Stated capital	5,418.4	5,403.1
Accumulated losses	(6,892.3)	(6,925.4)
Other reserves	1,121.6	1,067.7
Equity attributable to owners of the Company	(352.3)	(454.6)
Non‑controlling interests	167.9	158.8
TOTAL EQUITY	(184.4)	(295.8)

TOTAL LIABILITIES AND EQUITY	4,416.1	4,277.0

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2025, AND 2024

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interests	equity
	$'million	$'million	$'million	$'million	$'million	$'million

At January 1, 2024	5,394.8	(5,293.4)	8.4	109.8	237.5	347.3
Exercise of share options	2.9	—	(2.9)	—	—	—
Share‑based payment expense	—	—	3.3	3.3	—	3.3
Total transactions with owners	2.9	—	0.4	3.3	—	3.3

Loss for the period	—	(1,553.4)	—	(1,553.4)	(3.9)	(1,557.3)
Other comprehensive income/(loss)	—	—	1,050.2	1,050.2	(6.7)	1,043.5
Total comprehensive (loss)/income	—	(1,553.4)	1,050.2	(503.2)	(10.6)	(513.8)

At March 31, 2024	5,397.7	(6,846.8)	1,059.0	(390.1)	226.9	(163.2)

At January 1, 2025	5,403.1	(6,925.4)	1,067.7	(454.6)	158.8	(295.8)
Exercise of share options	15.3	—	(15.3)	—	—	—
Share‑based payment expense	—	—	5.5	5.5	—	5.5
Total transactions with owners	15.3	—	(9.8)	5.5	—	5.5

Income/(loss) for the period	—	33.1	—	33.1	(2.4)	30.7
Other comprehensive income	—	—	63.7	63.7	11.5	75.2
Total comprehensive income	—	33.1	63.7	96.8	9.1	105.9

At March 31, 2025	5,418.4	(6,892.3)	1,121.6	(352.3)	167.9	(184.4)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2025, AND 2024

	Three months ended March 31,
	2025	2024
	$’million	$’million
Cash flows from operating activities
Cash from operations	216.3	93.0
Income taxes paid	(16.0)	(13.1)
Payment for rent	—	(4.1)
Net cash from operating activities	200.3	75.8

Cash flow from investing activities
Purchase of property, plant and equipment	(47.1)	(61.0)
Payment in advance for property, plant and equipment	(9.4)	(4.3)
Purchase of software and licenses	(0.1)	(1.6)
Proceeds from disposal of property, plant and equipment	0.7	0.9
Insurance claims received	0.1	—
Interest received	9.3	4.0
Deposit of short-term deposits	(1.8)	(30.3)
Repayment of short-term deposits	9.1	202.8
Net cash (used in)/from investing activities	(39.2)	110.5

Cash flows from financing activities
Proceeds received from issuance of borrowings (net of transaction costs)	—	380.4
Repayment of borrowings	(20.5)	(328.7)
Fees on borrowings and derivative instruments	(4.5)	(3.3)
Interest paid	(55.6)	(81.3)
Payment for the principal portion of lease liabilities	(11.4)	(17.1)
Interest paid for lease liabilities	(13.1)	(13.2)
Interest paid on derivative instruments	(3.0)	—
Net loss settled on derivative instruments	—	(20.1)
Net cash used in financing activities	(108.1)	(83.3)

Net increase in cash and cash equivalents	53.0	103.0
Cash and cash equivalents at beginning of period	578.0	293.8
Exchange differences	(2.0)	(63.6)
Cash and cash equivalents at end of period	629.0	333.2

Use of Non-IFRS financial measures

Certain parts of this document contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Levered Free Cash Flow (“ALFCF”) and consolidated net leverage ratio. The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with Accounting Standards as issued by International Accounting Standards Board (“IFRS® Accounting Standards”), and may be different from similarly titled non-IFRS measures used by other companies.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA (including by segment) as (loss)/income for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net impairment/(reversal of impairment) of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS Accounting Standards and you should not consider these as an alternative to (loss)/income or (loss)/income margin for the period or other financial measures determined in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and
●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, investors and prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

The following is a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS Accounting Standards measure, which are income/(loss) and income/(loss) margins, respectively, for the periods presented:

	Three months ended
	March 31,	March 31,
	2025	2024
	$'million	$'million

Income/(loss) for the period	30.7	(1,557.3)
Divided by total Revenue	439.6	417.7
Income/(loss) margin for the period	7.0%	(372.8)%
Adjustments:
Income tax expense	38.5	(2.0)
Finance costs(a)	114.3	1,563.0
Finance income(a)	(20.5)	(10.8)
Depreciation and amortization	89.4	87.6
Net (reversal of impairment)/impairment of withholding tax receivables(b)	(12.4)	8.2
Impairment of goodwill	—	87.9
Business combination transaction costs	0.9	0.2
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent(c)	2.0	3.1
Net loss/(gain) on disposal of property, plant and equipment and right-of-use assets	1.2	(0.4)
Share-based payment expense(d)	5.5	3.2
Insurance claims(e)	(0.1)	—
Other costs(f)	3.1	2.5
Adjusted EBITDA	252.6	185.2
Divided by total Revenue	439.6	417.7
Adjusted EBITDA Margin	57.5%	44.3%
(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, net realized and unrealized foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, net realized and unrealized foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites.
(d)	Represents expenses related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation input assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months ended March 31, 2025, included one-off expenses related to strategic initiatives and operating systems of $1.5 million (three months ended March 31, 2024: $1.9 million), costs related to internal reorganization of $0.5 million (three months ended March 31, 2024: $0.5 million) and one-off professional fees related to financing of $0.3 million (three months ended March 31, 2024: $nil).

ALFCF

We define ALFCF as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core cash flow of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account net working capital movements, income taxes paid, withholding tax, lease and rent payments made, net interest paid or received, business combination transaction costs, maintenance capital expenditure and routine corporate capital expenditure. We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and routine capital expenditure required to generate those cash flows.

We believe ALFCF is useful to investors because it is also used by our management for measuring our operating cash flow, liquidity and allocating resources. While Adjusted EBITDA provides management with a basis for assessing our current operating performance, we use ALFCF in order to assess the long-term, sustainable operating liquidity of our business. ALFCF is derived through an understanding of the funds generated from operations, taking into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non-discretionary maintenance capital expenditure and routine corporate capital expenditure. ALFCF provides management with a metric through which to measure the underlying cash generation of the business by further adjusting for expenditure that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain cash items that impact cash from operations in any particular period.

ALFCF and similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an ALFCF-related measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the liquidity of a business. We present ALFCF to provide investors with a meaningful measure for comparing our liquidity to those of other companies, particularly those in our industry.

ALFCF and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing ALFCF as reported by us to ALFCF or similar measures as reported by other companies. ALFCF is unaudited and has not been prepared in accordance with IFRS Accounting Standards.

ALFCF is not intended to replace cash from operations for the period or any other measures of cash flow under IFRS Accounting Standards.

ALFCF has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditure are not included;
●	some of the items that we eliminate in calculating ALFCF reflect cash payments that have less bearing on our liquidity, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate ALFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on ALFCF.

The following is a reconciliation of ALFCF to the most directly comparable IFRS measure, which is cash from operations, for the three months ended March 31, 2025, and 2024:

	Three months ended March 31,
	2025	2024
	$'million	$'million

Cash from operations	216.3	93.0
Net movement in working capital	33.6	96.6
Income taxes paid	(16.0)	(13.1)
Withholding tax(a)	(5.2)	(13.5)
Lease and rent payments made	(24.5)	(34.4)
Net interest paid(b)	(49.3)	(77.3)
Business combination transaction costs	1.4	1.1
Other costs(c)	6.9	0.7
Maintenance capital expenditure(d)	(13.2)	(9.8)
Corporate capital expenditure(e)	(0.1)	(0.2)
ALFCF	149.9	43.1

Non-controlling interest	(2.9)	(2.7)
ALFCF excluding non-controlling interest	147.0	40.4
(a)	Withholding tax primarily represents amounts withheld by customers which may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three months ended March 31, 2025, primarily related to one-off consulting fees.
(d)	We incur capital expenditure in relation to the maintenance of our towers and fiber equipment, which is non-discretionary in nature and required for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.
(e)	Corporate capital expenditure, which is non-discretionary in nature, consists primarily of routine spending on information technology infrastructure.

Consolidated net leverage ratio

We define consolidated net leverage ratio as the ratio of consolidated net leverage (being the aggregate outstanding indebtedness of IHS Holding Limited and its restricted subsidiaries on a consolidated basis) to consolidated Adjusted EBITDA for the most recently ended four fiscal quarters (“LTM Adjusted EBITDA”), as further adjusted to reflect the provisions of the indentures governing the Senior Notes(1). We use LTM Adjusted EBITDA to maintain as much consistency as possible with the calculations established by our debt covenants included in the indentures relating to our Senior Notes.

We believe consolidated net leverage ratio is useful to investors and is used by our management for managing capital resources. Consolidated net leverage ratio is not a measure of performance under IFRS Accounting Standards and accordingly, investors and prospective investors should not place undue reliance on this measure.

The following is a reconciliation of the consolidated net leverage ratio as of March 31, 2025 and December 31, 2024, including a reconciliation of consolidated net leverage to the most directly comparable IFRS measure, which is borrowings:

	March 31,	December 31,
	2025	2024
	$'million	$'million

Borrowings	3,382.6	3,347.9
Lease liabilities	574.8	552.6
Less: Cash and cash equivalents	(629.0)	(578.0)
Consolidated net leverage	3,328.4	3,322.5

LTM Adjusted EBITDA	995.8	928.4
Adjustments related to disposals	(21.7)	(28.1)
	974.1	900.3

Consolidated net leverage ratio	3.4x	3.7x
(1)	“Senior Notes” refers to the 2026 Notes, the 2027 Notes, the 2028 Notes, the 2030 Notes and the 2031 Notes, collectively.

Rounding

Certain numbers, sums, and percentages in this press release may be impacted by rounding. Percentages have been calculated from the underlying whole-dollar amounts for all periods presented. In addition, from 1Q25 the Group has changed its rounding presentation from thousands to millions, except as otherwise indicated including in the case of per share data,  and, as a result, any necessary rounding adjustments have been made to prior period disclosed amounts. This change is not material and does not impact the comparability of our financial information.